March 5, 2020

VIA EDGAR

Jessica Livingston

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American National Group, Inc.
Registration Statement on Form S-4
Filed February 12, 2020
File No. 333-236385

Dear Ms. Livingston:

On behalf of American National Group, Inc. (“Newco”), we acknowledge receipt of the comment letter, dated February 21, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above-captioned Registration Statement on Form S-4 (the “Registration Statement”). We submit this letter on behalf of Newco in response to the Comment Letter. This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed electronically via the EDGAR system today.

For ease of reference, we have reproduced the Staff’s comments in bold type below followed by Newco’s response.

Form S-4 filed February 12, 2020

Risk Factors

Newcos Bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum.…, page 13

March 5, 2020	Page 2

Re:	American National Group, Inc.
Registration Statement on Form S-4
Filed February 12, 2020
File No. 333-236385

1. We note that Newco’s forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your disclosure here, under Description of Newco’s Common Stock, under Comparative Rights of Holders of Company Capital Stock and Newco Capital Stock, and elsewhere, as appropriate, to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the exclusive forum provision applies to Securities Act claims, please also revise your proxy statement/prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:    In response to the Staff’s comment, we have revised the disclosure on pages 13, 67 and 77 of Amendment No. 1.

2. Please expand this risk factor to include the associated risks that these provisions can discourage claims and increase the costs to bring a claim.

Response:    In response to the Staff’s comment, we have revised the disclosure on page 13 of Amendment No. 1.

Proposal 2. Reorganization

Comparative Rights of Holders of Company Capital Stock and Newco Capital Stock, page 69

3. We note that a vote by stockholders to approve the Reorganization is also a vote to approve the Delaware Certificate of Incorporation and Bylaws which will (i) contain an exclusive forum provision, (ii) include an advance notice requirement for stockholder proposals and (iii) increase the percentage of stockholders required to call a special meeting, among other changes that substantively affect stockholder rights. Please tell us how you determined that a separate vote regarding these changes was not required. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

March 5, 2020	Page 3

Re:	American National Group, Inc.
Registration Statement on Form S-4
Filed February 12, 2020
File No. 333-236385

Response:

Newco acknowledges the Staff’s comment and has reviewed Rule 14a-4(a)(3) and the Staff’s guidance regarding unbundling, including the Compliance and Disclosure Interpretations. Set forth below is a discussion of each of the provisions identified in the Staff’s comment.

Exclusive Forum

American National Insurance Company (the “Company”) is currently subject to the Texas Business Organizations Code (the “TBOC”), and its Restated Articles of Incorporation, as amended, reflect the specific provisions available to a corporation formed and governed under the Texas regime. Similarly, the Amended and Restated Certificate of Incorporation for Newco, a company subject to the Delaware General Corporation Law (the “DGCL”), reflects the specific provisions of a corporation formed and governed under the Delaware regime. The difference between the two regimes is a fundamental motivation behind the Reorganization. Newco’s formation as a Delaware corporation subject to the DGCL is meant to allow the business going forward to take advantage of the flexibility, predictability and responsiveness that Delaware corporate law provides. The exclusive forum provision in Newco’s Amended and Restated Certificate of Incorporation is an example of one of the benefits that the DGCL provides over the TBOC.

The TBOC does not contain an exclusive forum provision or otherwise address choice of forum. In contrast, the DGCL explicitly permits a corporation to include in its charter or bylaws an exclusive forum provision designating the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders. This exclusive forum provision is a unique statutory advantage offered by the DGCL, beneficial to corporations and their stockholders. Corporate law matters can be litigated under the guidance and predictability provided by Delaware’s extensive body of corporate law decisions and experienced judiciary, and disputes can be resolved far more quickly than in other jurisdictions, thereby reducing the tremendous costs and uncertainty to corporations and their stockholders of multijurisdictional litigation.

As such, Newco respectfully submits that the exclusive forum provision is fundamentally statutory in nature and is not a governance- and control-related provision that meets the standard requiring unbundling under Rule 14a-4(a)(3).

March 5, 2020	Page 4

Re:	American National Group, Inc.
Registration Statement on Form S-4
Filed February 12, 2020
File No. 333-236385

Advance Notice Requirement and Percentage of Stockholders Required to Call a Special Meeting.

Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally) provides that “As a preliminary matter, if a material amendment to the acquiror’s organizational documents would require the approval of its shareholders under state law, the rules of a national securities exchange, or its organizational documents if presented on a standalone basis, the acquiror’s form of proxy must present any such amendment separately from any other material proposal, including, if applicable, approval of the issuance of securities in a triangular merger or approval of the transaction agreement in a direct merger.” Pursuant to the terms of the Company’s Amended and Restated Bylaws, the Company’s Board of Directors has the power to unilaterally amend any provision of the Amended and Restated Bylaws. Specifically, the Board of Directors can amend the Company’s Amended and Restated Bylaws to include an advance notice requirement and to increase the percentage of shareholders required to call a special meeting without shareholder approval, provisions that are increasingly common among publicly-traded corporations. Furthermore, there is no provision under the TBOC or NASDAQ that would require shareholder approval. Accordingly, Newco respectfully submits that because Company shareholders are not required to approve such amendments, the amendments do not requiring unbundling under Rule 14a-4(a)(3).

4. In addition, please expand your comparison of rights of holders of Company stock and Newco stock to discuss the exclusive forum provision included in the Newco Bylaws.

Response:    In response to the Staff’s comment, we have revised the disclosure on page 77 of Amendment No. 1.

Newco acknowledges the matters set forth in the closing paragraphs of the Comment Letter, including with respect to any request to accelerate the effective date of the Registration Statement.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please contact me at (409) 797-3247.

Very truly yours,

/s/  Sean A. Monticello

March 5, 2020	Page 5

Re:	American National Group, Inc.
Registration Statement on Form S-4
Filed February 12, 2020
File No. 333-236385

cc:	J. Mark Flippin
Secretary
American National Group, Inc.